Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form F-10 No. 333-254255) of IM Cannabis Corp. and in the related Prospectus of our report dated March 31, 2022, with respect to the consolidated financial statements of IM Cannabis Corp. included in this Annual Report (Form 40-F) for the year ended December 31, 2021.

/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 31, 2022